Exhibit 99.1

Pagaya Reports Second Quarter and First Half 2022 Results

2Q’22 Network Volume and Total Revenue grow 79% and 83%, respectively, in the second quarter,
Adjusted EBITDA of $4.9 million
1H’22 Total Revenue of $352.1 million, Adjusted EBITDA of $9.3 million
Provides full-year 2022 outlook

New York, NY and Tel Aviv, Israel – August 16, 2022 – Pagaya Technologies Ltd. (NASDAQ: PGY) (“Pagaya” or the “Company”), a global technology company delivering artificial intelligence infrastructure for the financial ecosystem, today announced financial results for the second quarter and the first half of 2022 and provided its full-year 2022 outlook.

“In our first quarter reporting as a public company, we are proud to report continued strong network volume and total revenue growth. These results reflect the strength of a proprietary A.I. network that drives better outcomes and a B2B2C business model that delivers consistent growth through macro cycles,” said Gal Krubiner, Chief Executive Officer of Pagaya. “Looking ahead, we will remain focused on our ambition to be the trusted A.I. partner for the banking system.”

Second Quarter 2022 Financial Highlights

All comparisons are made versus the same period in 2021 unless otherwise stated

•	Network Volume increased 79% to $1.9 billion, reflecting strong growth from existing partnerships across all products

•	Total revenue and other income increased 83% to $181.5 million, primarily due to increased fee revenue from Network Volume growth

•
Net loss attributable to Pagaya shareholders of $146.3 million, impacted by share-based compensation of $146.0 million. Adjusted net income of $3.5 million, which excludes share-based compensation expense, change in fair value of warrant liability, and non-recurring expenses

•	Adjusted EBITDA of $4.9 million, reflecting ongoing investments in the long-term growth and scalability of the business

Recent Business Highlights

•
Business combination with EJF Acquisition Corp. closed on June 22, 2022, with an upsized PIPE investment of $350 million; Class A ordinary shares and public warrants began trading on Nasdaq on June 23, 2022 under the symbols “PGY” and “PGYWW,” respectively

•	Onboarded large U.S. bank with over $100 billion in assets as a major partner in auto

•	On July 1, 2022, former Barclays Bank UK CEO, Ashok Vaswani, joined Pagaya as President, bringing 30+ years of financial services experience to help take the Company into its next chapter of growth

•	Continued strong application flow, with 63 million applications cumulatively evaluated from the beginning of 2019 through 2Q’22

•	Raised approximately $1.8 billion in investor capital into financing vehicles, across new ABS issuances and privately managed funds

The following table summarizes the Company’s outlook for full-year 2022:

FY22
Network Volume	Expected to range between $7.2 billion and $7.8 billion
Total Revenue	Expected to range between $700 million and $725 million
Adjusted EBITDA	Expected to range between negative $20 million and positive $10 million

Webcast

The Company will hold a webcast and conference call today, August 16, 2022 at 8:30 a.m. Eastern Time. A live webcast of the call will be available via the Investor Relations section of the Company’s website at investor.pagaya.com. To listen to the live webcast, please go to the site at least five minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Shortly before the call, a copy of the accompanying presentation will be made available on the Company’s website. Shortly after the call, a replay of the webcast will be available for 90 days on the Company’s website.

The conference call can also be accessed by dialing 1-877-407-9208 or 1-201-493-6784. The telephone replay can be accessed by dialing 1-844-512-2921 or 1-412-317-6671 and providing the conference ID# 13731631. The telephone replay will be available starting shortly after the call until August 30, 2022.  A replay will also be available on the Investor Relations website following the call.

About Pagaya Technologies

Pagaya is a financial technology company working to reshape the lending marketplace by using machine learning, big data analytics, and sophisticated AI-driven credit and analysis technology. Pagaya was built to provide a comprehensive solution to enable the credit industry to deliver their customers a positive experience while simultaneously enhancing the broader credit ecosystem. Its proprietary API and capital solutions seamlessly integrate into its next-gen infrastructure network of partners to deliver a premium customer user experience and greater access to credit.

For more information on Pagaya's technology, services, and careers, please visit Pagaya.com.

Cautionary Note About Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements generally are identified by the words “anticipate”, “believe”, “continue”, “can,” “could”, “estimate”, “expect”, “intend”, “may”, “opportunity”, “future”, “strategy”, “might”, “outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “strive”, “would”, “will be”, “will continue”, “will likely result”, and similar expressions. All statements other than statements of historical fact are forward-looking statements, including statements regarding: the Company's strategy and future operations, including the Company's partnerships with certain key providers; the development, innovation, introduction and performance of, and demand for, the Company's products and services; the Company’s ability to focus on its ambition to be the trusted A.I. partner for the banking system, the Company’s ability to continue to invest in the long-term growth and scalability of its business, the Company's future growth, investments, brand awareness, financial position, gross market value, revenue, transaction costs, operating income, provision for credit losses, and cash flows; and general economic trends and trends in the Company's industry and markets, and the Company’s financial outlook for the full year of 2022. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and assumptions include factors relating to: the Company's ability to attract new partners and to retain and grow its relationships with existing partners to support the underlying investment needs for its securitizations and funds products; the need to maintain a consistently high level of trust in its brand; the concentration of a large percentage of its investment revenue with a small number of partners and platforms; its ability to sustain its revenue growth rate or the growth rate of its related key operating metrics; its ability to improve, operate and implement its technology, its existing funding arrangements for the Company and its affiliates that may not be renewed or replaced or its existing funding sources that may be unwilling or unable to provide funding to it on terms acceptable to it, or at all; the performance of loans facilitated through its model; changes in market interest rates; its securitizations, warehouse credit facility agreements; the impact on its business of general economic conditions, including, but not limited to rising interest rates, inflation, supply chain disruptions, exchange rate fluctuations and labor shortages; the effect of and uncertainties related to the COVID-19 pandemic (including any government responses thereto); the financial performance of its partners, and fluctuations in the U.S. consumer credit and housing market; its ability to grow effectively through strategic alliances; seasonal fluctuations in our revenue as a result of consumer spending and saving patterns; pending and future litigation, regulatory actions and/or compliance issues including with respect to the merger with EJF Acquisition Corp.; and other risks that are described in and the Company’s Form 6-K filed on August 16, 2022 and subsequent filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company's views with respect to future events as of the date hereof and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. The forward-looking statements are made as of the date hereof, reflect the Company’s current beliefs and are based on information currently available as of the date they are made, and the Company assumes no obligation and does not intend to update these forward-looking statements.

Financial Information; Non-GAAP Financial Measures

Some of the financial information and data contained in this press release and Form 6-K, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). To supplement the consolidated financial statements prepared and presented in accordance with GAAP, management uses the non-GAAP financial measures Adjusted Net Income and Adjusted EBITDA to provide investors with additional information about our financial performance and to enhance the overall understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of our business. Management believes it provides an additional tool for investors to use in comparing our core financial performance over multiple periods with the performance of other companies. However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our consolidated financial statements prepared and presented in accordance with GAAP. To address these limitations, management provides a reconciliation of Adjusted Net Income and Adjusted EBITDA to net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders. Management encourages investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted Net Income and Adjusted EBITDA in conjunction with its respective related GAAP financial measures.

Non-GAAP financial measures include the following item:

Adjusted Net Income is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, and non-recurring expenses associated with the business combination with EJF Acquisition Corp. (the “Merger”).

Adjusted EBITDA is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense,  change in fair value of warrant liability, non-recurring expenses associated with the Merger, interest expense, depreciation expense, and provision for income taxes.

These items are excluded from our Adjusted Net Income and Adjusted EBITDA measures because they are noncash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful.

We believe Adjusted Net Income and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted Net Income and Adjusted EBITDA because these are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP financial measures used by other companies. The tables below provide reconciliations of Adjusted EBITDA to their most directly comparable GAAP amounts, Net Loss Attributable to Pagaya Technologies Ltd.

In addition, outlook for the fiscal year, where adjusted, is provided on a non-GAAP basis, which Pagaya will continue to identify as it reports its future financial results. The Company cannot reconcile its expected Adjusted EBITDA to expected Net Loss Attributable to Pagaya Technologies Ltd. under “2022 Outlook” without unreasonable effort because certain items that impact net income and other reconciling metrics are out of the Company's control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on the Company’s GAAP financial results.

Investors & Analysts
Jency John
Head of Investor Relations
IR@pagaya.com

Media & Press
Emily Passer
VP, Head of PR & External Communications
Press@pagaya.com

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(In thousands, except share and per share data)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue
Revenue from fees	$163,302	$92,179	$321,627	$173,455
Other Income
Interest income	17,252	6,969	29,461	9,801
Investment income (loss)	995	(58)	995	12
Total Revenue and Other Income	181,549	99,090	352,083	183,268
Costs and Operating Expenses
Production costs	104,980	62,592	197,260	99,774
Research and development(1)	65,110	8,562	88,736	39,412
Sales and marketing(1)	50,604	6,228	63,650	28,403
General and administrative(1)	111,479	11,338	163,073	34,107
Total Costs and Operating Expenses	332,173	88,720	512,719	201,696
Operating Income (Loss)	(150,624)	10,370	(160,636)	(18,428)
Other income (loss), net	13,159	(9,198)	13,472	(18,771)
Income (Loss) Before Income Taxes	(137,465)	1,172	(147,164)	(37,199)
Income tax expense (benefit)	(2,404)	1,627	(2,590)	7,793
Net Loss	(135,061)	(455)	(144,574)	(44,992)
Less: Net income attributable to noncontrolling interests	11,213	5,419	19,972	7,546
Net Loss Attributable to Pagaya Technologies Ltd.	$(146,274)	$(5,874)	$(164,546)	$(52,538)
Per share data:
Net loss attributable to Pagaya Technologies Ltd.	$(146,274)	$(5,874)	$(164,546)	$(52,538)
Less: Deemed dividend distribution	—	—	—	(23,612)
Net loss attributed to Pagaya Technologies Ltd.	$(146,274)	$(5,874)	$(164,546)	$(76,150)
Net loss per share attributable to Pagaya Technologies Ltd.:
Basic(2)	$(0.24)	$(0.01)	$(0.27)	$(0.14)
Diluted(2)	$(0.24)	$(0.01)	$(0.27)	$(0.14)
Non-GAAP adjusted net income(3)	$3,481	$5,281	$7,587	$25,596
Non-GAAP adjusted net income per share:
Basic(2)	$0.01	$0.01	$0.01	$0.05
Diluted(2)	$0.00	$0.01	$0.01	$0.04
Weighted average shares outstanding:
Basic(2)	621,680,496	594,168,810	616,371,816	563,664,856
Diluted(2)	846,420,843	743,246,506	851,569,948	629,922,341
(1) The following table sets forth share-based compensation for the periods indicated below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Research and development	$54,383	$567	$60,243	$25,074
Sales and marketing	35,998	406	38,889	16,779
General and administrative	55,689	889	63,573	17,264
Total share-based compensation in operating expenses	$146,070	$1,862	$162,705	$59,117

(2) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split and the conversion of preferred shares into ordinary shares, effected on June 22, 2022.

(3) See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of this and adjusted EBITDA, another non-GAAP financial measure.

PAGAYA TECHNOLOGIES LTD.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)
FOR THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net Loss Attributable to Pagaya Technologies Ltd.	$(146,274)	$(5,874)	$(164,546)	$(52,538)
Adjusted to exclude the following:
Share-based compensation	146,070	1,862	162,705	59,117
Fair value adjustment to warrant liability	(13,737)	9,293	(13,268)	19,017
Non-recurring expenses	17,422	—	22,696	—
Adjusted Net Income	$3,481	$5,281	$7,587	$25,596
Adjusted to exclude the following:
Interest expenses	3,177	—	3,177	—
Income tax expense (benefit)	(2,404)	1,627	(2,590)	7,793
Depreciation and amortization	671	156	1,148	282
Adjusted EBITDA	$4,925	$7,064	$9,322	$33,671

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(In thousands)
	(Unaudited)	(Audited)
	June 30,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$414,968	$190,778
Restricted cash	10,010	7,000
Short-term deposits	—	5,020
Fees receivable	35,066	32,332
Investments in loans and securities	4,173	5,142
Prepaid expenses and other current assets	7,918	6,263
Total current assets	472,135	246,535
Restricted cash	4,770	6,797
Fees receivable	31,171	19,208
Investments in loans and securities	382,708	277,582
Equity method and other investments	19,083	14,841
Right-of-use asset	41,797	—
Property and equipment, net	24,971	7,648
Deferred tax assets, net	27,078	5,681
Deferred offering costs	—	11,966
Prepaid expenses and other assets	158	—
Total non-current assets	531,736	343,723
Total Assets	$1,003,871	$590,258
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,922	$11,580
Accrued expenses and other liabilities	39,870	17,093
Secured borrowing - current	28,007	—
Operating lease liability - current	6,423	—
Income taxes payable - current	11,760	—
Total current liabilities	88,982	28,673
Non-current liabilities:
Warrant liability	19,795	27,469
Secured borrowing - non-current	96,273	37,905
Operating lease liability - non-current	31,911	—
Income taxes payable	13,461	11,812
Total non-current liabilities	161,440	77,186
Total liabilities	250,422	105,859
Shareholders’ equity:
Additional paid-in capital(1)	857,680	420,217
Accumulated deficit	(276,424)	(111,878)
Total Pagaya Technologies Ltd. Shareholders’ Equity	581,256	308,339
Noncontrolling interests	172,193	176,060
Total shareholders’ Equity	753,449	484,399
Total Liabilities and Shareholders’ Equity	$1,003,871	$590,258
(1) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split and the conversion of preferred shares into ordinary shares, effected on June 22, 2022.

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(In thousands)
	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities
Net income (loss)	$(144,574)	$(44,992)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity method income (loss)	(995)	(12)
Depreciation and amortization	1,148	282
Share-based compensation	162,705	59,117
Fair value adjustment to warrant liability	(13,268)	19,017
Change in operating assets and liabilities:
Fees receivable	(14,697)	(10,676)
Deferred tax assets, net	(21,397)	(1,921)
Prepaid expenses and other assets	(1,813)	(25,763)
Right-of-use asset	(41,797)	—
Accounts payable	(8,658)	2,914
Accrued expenses and other liabilities	5,963	1,895
Operating lease liability	38,334	—
Income tax accrual	13,409	9,402
Net cash (used in) provided by operating activities	(25,640)	9,263
Cash flows from investing activities
Proceeds from the sale/maturity/prepayment of:
Investments in loans and securities	50,090	42,106
Short-term deposits	5,020	—
Equity method and other investments	453	954
Payments for the purchase of:
Investments in loans and securities	(154,247)	(118,825)
Property and equipment	(1,657)	(885)
Equity method and other investments	(3,700)	(23,000)
Short-term deposits	—	(91,082)
Net cash used in investing activities	(104,041)	(190,732)
Cash flows from financing activities
Proceeds from sale of common stock in PIPE, net of issuance costs	291,872	—
Proceeds from issuance of redeemable convertible preferred shares, net	—	193,496
Proceeds from secured borrowing	94,094	—
Proceeds from revolving credit facility	26,000	—
Proceeds received from noncontrolling interests	29,522	83,788
Proceeds from exercise of stock options	446	17
Distribution made to noncontrolling interests	(53,361)	(33,368)
Distribution made to revolving credit facility	(26,000)	—
Distribution made to secured borrowing	(7,719)	—
Net cash provided by financing activities	354,854	243,933
Net increase in cash, cash equivalents and restricted cash	225,173	62,464
Cash, cash equivalents and restricted cash, beginning of period	204,575	5,880
Cash, cash equivalents and restricted cash, end of period	$429,748	$68,344